Exhibit 21
Platinum Energy Resources, Inc.
Subsidiaries as of February 14, 2008

Name	Jurisdiction of Organization
Tandem Energy Corporation	Delaware
PER Gulf Coast, Inc.	Delaware
Mixon Drilling, Inc.	Delaware
Red Iron Tool Co., Inc.	Texas